UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BC PARTNERS SECURITIES LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 MADISON AVENUE, 23RD FLOOR
                                (No. and Street)

                                                            10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT FORTINO   212-751-4422
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
                    (Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE   NEW YORK   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, DAVID LELAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BC PARTNERS SECURITIES LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS


Meghan T. McDonagh
Notary Public - State of New York
No. 01MC6263590
Qualified in Rockland County
My Commission Expires June 11, 2024

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BC PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BC PARTNERS SECURITIES LLC



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BC Partners Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BC Partners Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BC Partners Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BC Partners Securities LLC's management. Our responsibility is to express an opinion on BC Partners Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BC Partners Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as BC Partners Securities LLC's auditor since 2019.
New York, New York
February 23, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BC PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	16,912,961
Accounts receivable, net of allowance for expected credit losses		267,187
TOTAL ASSETS	$	17,180,148

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	25,463
Due to affiliate		90,839
TOTAL LIABILITIES		116,302
Liabilities subordinated to claims of general creditors		10,085,887
MEMBER'S EQUITY		6,977,959
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,180,148

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

BC Partners Securities LLC (the "Company") was formed on December 17, 2018 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective June 12, 2019. The Company does not carry securities accounts for customers, or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is wholly-owned subsidiary of BC Partners Inc. (the "Parent"). The Company operates from an office in New York City.

The Parent ("BC Partners"), through its SEC-registered investment adviser, BC Partners Advisors L.P., and its European Exempt Reporting Advisor, BC Partners LLP (together, the "BC Partners Investment Advisers") sponsors and acts as an investment adviser to several private equity funds that purchase or make investments in certain companies ("Portfolio Companies") across Europe and North America (the "BC Partners Private Funds").

The Company acts as underwriter in connection with securities issued by the Portfolio Companies (e.g., equity, equity-linked offerings and notes and loan offerings), which may include but are not limited to, initial public offerings, follow-on offerings, secondary offerings, unsecured and secured bond offerings and secured loan offerings. As an underwriter, the Company advises Portfolio Company issuers in connection with pricing, timing, and market conditions. The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placement of securities, and trading securities for its own account.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and cash equivalents
The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits by approximately $16,700,000; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Accounts Receivable
Accounts receivable are comprised of receivables for fees and reported net of an allowance for credit losses. The Company evaluates collectability of its accounts receivable and determines if an allowance for credit losses is necessary based on historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has an accounts receivable balance of $267,187 as of December 31, 2020.

Fair Value Hierarchy
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining fair value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash equivalents, other assets, accounts payable, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities.

Lease
The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board (FASB) ASC 842, *Leases*. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Current Expected Credit Losses
On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses* (Topic 326) on a prospective basis. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company determined that its receivable from underwriting fees totaling $267,187 as of December 31, 2020 was the only item in scope of the new guidance. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customer to be virtually non-existent and considers any resultant allowance to be not material to the users of this financial statement. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company and BC Partners Advisors L.P. ("Affiliate") have an expense sharing agreement dated June 12, 2019, which covers administrative, facility, salary, and other back office services. As of December 31, 2020, the Company owed $90,839 to the Affiliate for payments the Affiliate made on behalf of the Company relating to the expense sharing agreement.

NOTE 3   RELATED PARTY TRANSACTIONS
(continued)

During the year ended December 31, 2020, to facilitate its underwriting activity the Company obtained and repaid within the same period two temporary subordinated loans of $35,000,000 and $15,000,000 from its ultimate parent with the interest of $88,218 at an annual rate of LIBOR plus 1%. The Company also obtained a long-term subordinated loan of $10,000,000 from its parent at 4.5% annual interest rate. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable at December 31, 2020, was $85,887. The maturity date for this subordinated loan is October 21, 2024. All subordinated loans were pre-approved by FINRA.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $16,796,659, and net capital requirements of $100,000 resulting in excess net capital of $16,696,659.

NOTE 5   INCOME TAXES

The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the Parent and included in the calculation of the Parent's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

NOTE 6   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's Financial Statement.

NOTE 7   RISKS AND UNCERTAINTIES

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statement. During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure in the financial statement.